5-2-02

FORM 6K

SECURITIRES & EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF A FOREIGN ISSUER
Pursuant to Rule 13a - 16 or 15d - 16
The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INCORPORATED

____

(Translation of the Registrant's Name into English)

#410-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6
(Address of principal Executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.)

FORM 20 F __X__ FORM 40F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2 (b) under the Securities Act of 1934.)

YES ___ NO __X__

This FORM 6K consists of a corporate News Release dated and distributed throughout North America on April 4, 2002 via the news services and filed with SEDAR in Canada.

FORM 6K
SIGNATURE PAGE

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

Dated: April 12, 2002
BY:

Chris Robbins
V. President

ANGLO SWISS RESOURCES INC.

#410 - 837 West Hastings Street Vancouver, B.C. V6C 3N6
FOR IMMEDIATE RELEASE
Montreal Exchange: ASW
April 4, 2002
OTC Bulletin Board: ASWRF

UPDATE - KENVILLE GOLD MINE – NELSON, BC CANADA

Anglo Swiss Resources Inc. (CDNX-ASW) is well positioned to take advantage of its 100% ownership of the Kenville Gold Mine, which ranked as the 26th. largest gold producer in British Columbia .(BC Mine File Records - 1991).

The mine has been an important gold producer for more than a century, with recorded production of more than 2 tonnes of gold from about 180,000 tonnes of ore. The mine has not had any significant production since the 1940's. Discoveries made by Teck Corp (a joint venture partner on the property in 1995-1997) were very encouraging. Highlights from their exploration programs included three "economic zones of interest", the discovery of a new 2.6 metre quartz vein (one .25 meter sample graded 2.64 oz. gold/t) and a large (800 m. x 250 m.) gold, silver, copper, molybdenum anomalous zone identified in a previously unexplored area of the property.

The Kenville Gold Mine consists of 15 Crown-Granted mining claims and 10 staked claims totalling 430.88 hectares (1064.79 acres), and 38.73 hectares (95.7 acres) of surface property. Facilities at the Kenville mine-site include a mill building, maintenance shop, assay lab, miners' dry, engineering office, core storage, Mine Manager's residence, and more.

The underground workings at the Kenville Mine Property are extensive. The 257 level and the 217 heading were rehabilitated in 1986 with trackage and air supply piping to these two levels. Underground mine facilities are complete with all necessary mining and safety equipment on site. The City of Nelson supplies electrical power and water is obtained underground.

A joint venture or equity earn-in agreement is now forefront for Anglo Swiss due to the renewed interest in gold and the mining sector. The agreement will provide for exploration on the known underground high-grade quartz vein structures and/or continue exploration on the bulk tonnage, porphyry, copper-gold zone which was Teck's target. The commissioning of the existing mill and portal leading underground will be dependent on exploration results and continued strength in the gold market.

PAST WORK PROGRAMS (Reports, Drill Logs or News Releases available upon request)

In 1995 Teck commenced a diamond drilling program, with a total of five holes drilled totalling 1,140 metres to confirm the existence of broad zones of disseminated copper-gold mineralization first encountered in records from 1945. The drill program was successful in locating several zones of copper, gold, silver, and molybdenum mineralization and a significant new gold quartz vein. Due to these successful results, Teck initiated approximately 3.2 kilometres of surveyed grid, followed by an induced polarization survey in the spring of 1996.

The 1995 drill program intersected a 2.6 metre wide quartz vein. Both drill intersections on the new Eagle Vein contained visible gold, and one 0.25 metre sample section graded 2.64 oz/t gold. The deepest vein intersection was 75 meters below the lowest developments on the adjoining Hardscrabble and Venango veins, thereby inferring considerable additional development potential in the mine.

In 1996, Teck drilled a total of 7 holes totalling 1317 meters. The drill holes again encountered several zones of copper, gold, silver and molybdenum mineralization within a broad area of intense porphyry-style alteration. Teck conducted a magnetometer survey, which again confirmed the anomalous zone. These two programs identified a continuous anomaly approximately 250 metres by 800 metres along a NW/SE trend.

Teck also informed Anglo Swiss of a new chalcopyrite outcrop occurrence on the southern part of the Kenville Mine Property. This occurrence lies within the strong coincidental induced polarization chargeability and magnetic high zone.

Anglo Swiss continued to investigate the Eagle Vein in 1997 with a geochemical soil survey designed to assist in targeting drill sites. A total of 341 soil samples were taken at 25-meter intervals on 8375 meters of grid lines. The soil survey showed a high-contrast gold anomaly stretching more than 500 meters to the south along the projected strike of the Eagle Vein. Prospecting the anomalous zone located quartz vein float that assayed 0.7 oz/t gold, and several showings containing copper mineralization. Three drill site locations were then prepared and 250 meters of road access completed to allow for continued exploration.

A geological compilation of historical data in 1998 identified several areas within the old mine that could host potential ore reserves. Drill exploration below the Hardscrabble Vein and in the vicinity of the Jewelry Box stope on the Flat Vein will undoubtedly encounter more high-grade ore. The old prospector's saying of "The best place to look for a new mine is beside an old mine" best captures the mining history of the Kenville Mine property.

On behalf of the Board,

"*Len Danard*"
President & CEO

For further information please contact:
Anglo Swiss Resources Inc.
or

Telephone: (604)683-0484
Fax: (604)683-7497

Internet www.anglo-swiss.com

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT REPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.